Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2015 and 2014 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of June 30, 2015 and 2014, and the related consolidated statements of comprehensive income for the three months ended June 30, 2015 and 2014, and for the six months ended June 30, 2015 and 2014, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 11, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollar)

	June 30, 2015 (Reviewed)		December 31, 2014 (Adjusted and Audited) (Note 5)		June 30, 2014 (Adjusted and Reviewed) (Note 5)		January 1, 2014 (Adjusted and Audited) (Note 5)
	Amount	%	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$34,284,519	7	$23,559,603	5	$28,141,343	6	$14,585,105	3
Financial assets at fair value through profit or loss (Note 7)	1,216	—	1,163	—	—	—	337	—
Available-for-sale financial assets (Note 8)	—	—	—	—	—	—	24,267	—
Held-to-maturity financial assets (Note 9)	2,903,450	1	3,456,747	1	4,467,343	1	4,264,104	1
Hedging derivative assets (Note 21)	—	—	—	—	24	—	—	—
Trade notes and accounts receivable, net (Note 10)	27,551,809	6	26,227,999	6	23,610,397	5	22,900,902	5
Accounts receivable from related parties (Note 39)	21,638	—	81,008	—	69,680	—	69,304	—
Inventories (Notes 11 and 40)	6,712,831	1	7,096,509	2	8,193,599	2	7,848,087	2
Prepayments (Notes 12 and 39)	5,791,572	1	2,444,458	—	5,594,815	2	2,224,130	1
Other current monetary assets (Notes 13 and 28)	14,879,526	3	3,325,354	1	5,183,291	1	4,636,305	1
Other current assets (Note 20)	2,493,865	1	3,219,399	1	5,266,805	1	3,960,798	1

Total current assets	94,640,426	20	69,412,240	16	80,527,297	18	60,513,339	14

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	3,554,836	1	3,914,212	1	2,802,406	1	3,046,182	1
Held-to-maturity financial assets (Note 9)	3,799,162	1	4,027,522	1	5,715,227	1	7,501,743	2
Financial assets carried at cost (Note 14)	2,386,928	—	2,366,530	—	2,412,507	—	2,423,646	—
Investments accounted for using equity method (Notes 3 and 16)	2,862,920	1	2,953,625	1	2,506,021	—	2,562,293	—
Property, plant and equipment (Notes 17, 39 and 40)	295,149,385	64	302,650,343	68	298,533,250	66	302,714,116	69
Investment properties (Note 18)	7,665,842	2	7,620,854	2	8,009,747	2	8,018,031	2
Intangible assets (Note 19)	41,411,701	9	42,824,626	9	43,763,380	10	44,398,888	10
Deferred income tax assets	1,907,745	—	1,828,586	—	1,781,380	—	1,509,305	—
Prepayments (Notes 12 and 39)	3,484,321	1	3,504,338	1	3,409,603	1	3,608,487	1
Other noncurrent assets (Notes 20, 28 and 40)	5,252,019	1	5,601,736	1	5,212,094	1	4,882,974	1

Total noncurrent assets	367,474,859	80	377,292,372	84	374,145,615	82	380,665,665	86

TOTAL	$462,115,285	100	$446,704,612	100	$454,672,912	100	$441,179,004	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 22)	$860,000	—	$564,400	—	$1,085,000	—	$254,357	—
Financial liabilities at fair value through profit or loss (Note 7)	2,218	—	21	—	456	—	246	—
Hedging derivative liabilities (Note 21)	—	—	283	—	287	—	—	—
Trade notes and accounts payable (Note 24)	15,318,154	3	18,518,977	4	12,386,753	3	15,589,108	4
Payables to related parties (Note 39)	431,842	—	407,965	—	639,736	—	556,809	—
Current tax liabilities	4,419,564	1	3,361,907	1	4,448,390	1	4,144,076	1
Dividends payables (Note 29)	37,673,263	8	—	—	18,525,558	4	—	—
Other payables (Note 25)	20,181,807	5	24,334,992	6	38,862,229	9	26,791,769	6
Provisions (Note 26)	253,430	—	179,374	—	118,904	—	129,341	—
Advance receipts (Note 27)	9,616,451	2	9,912,864	2	9,060,245	2	9,463,535	2
Current portion of long-term loans (Notes 23 and 40)	2,564	—	—	—	300,000	—	300,000	—
Other current liabilities	1,488,911	1	1,618,957	—	1,606,491	—	1,598,017	—

Total current liabilities	90,248,204	20	58,899,740	13	87,034,049	19	58,827,258	13

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	1,797,436	—	1,900,000	—	1,748,000	1	1,400,000	1
Deferred income taxes liabilities	108,050	—	132,406	—	110,501	—	101,379	—
Provisions (Note 26)	49,175	—	92,660	—	120,935	—	123,464	—
Customers’ deposits (Note 39)	4,654,717	1	4,757,547	1	4,774,790	1	4,834,580	1
Net defined benefit liabilities (Notes 3 and 28)	6,671,082	2	6,469,890	2	5,679,496	1	5,483,205	1
Deferred revenue	3,571,946	1	3,398,087	1	3,566,075	1	3,700,949	1
Other noncurrent liabilities	1,981,341	—	1,514,947	—	1,329,481	—	1,334,220	—

Total noncurrent liabilities	18,833,747	4	18,265,537	4	17,329,278	4	16,977,797	4

Total liabilities	109,081,951	24	77,165,277	17	104,363,327	23	75,805,055	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stock	77,574,465	17	77,574,465	17	77,574,465	17	77,574,465	18

Additional paid-in capital	168,064,890	36	168,047,935	38	168,040,721	37	184,620,065	42

Retained earnings
Legal reserve	77,574,465	17	76,893,722	17	76,893,722	17	74,819,380	17
Special reserve	2,675,419	—	2,819,899	1	2,819,899	1	2,675,894	—
Unappropriated earnings	21,574,425	5	38,231,982	9	20,842,862	4	20,770,064	5

Total retained earnings	101,824,309	22	117,945,603	27	100,556,483	22	98,265,338	22

Other adjustments	478,092	—	886,147	—	(412,430)	—	(144,005)	—

Total equity attributable to stockholders of the parent	347,941,756	75	364,454,150	82	345,759,239	76	360,315,863	82
NONCONTROLLING INTERESTS (Notes 15 and 29)	5,091,578	1	5,085,185	1	4,550,346	1	5,058,086	1

Total equity	353,033,334	76	369,539,335	83	350,309,585	77	365,373,949	83

TOTAL	$462,115,285	100	$446,704,612	100	$454,672,912	100	$441,179,004	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2015		2014 (Adjusted) (Note 5)		2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30 and 39)	$56,920,593	100	$55,784,235	100	$113,393,400	100	$110,834,147	100
OPERATING COSTS (Notes 11 and 39)	35,710,904	63	35,062,259	63	72,406,785	64	70,084,484	63

GROSS PROFIT	21,209,689	37	20,721,976	37	40,986,615	36	40,749,663	37

OPERATING EXPENSES (Note 39)
Marketing	6,026,364	11	6,428,766	11	12,008,969	11	12,596,707	11
General and administrative	1,104,653	2	1,083,515	2	2,249,777	2	2,166,827	2
Research and development	866,651	1	871,130	2	1,701,778	1	1,742,984	2

Total operating expenses	7,997,668	14	8,383,411	15	15,960,524	14	16,506,518	15

OTHER INCOME AND EXPENSES (Note 31)	(14,662)	—	(10,995)	—	(43,782)	—	(19,505)	—

INCOME FROM OPERATIONS	13,197,359	23	12,327,570	22	24,982,309	22	24,223,640	22

NON-OPERATING INCOME AND EXPENSES
Interest income	94,805	—	83,609	—	162,102	—	142,732	—
Other income (Notes 31 and 39)	270,707	1	142,342	—	523,391	1	395,409	1
Other gains and losses (Notes 31 and 39)	(194,512)	—	24,654	—	(68,254)	—	(6,368)	—
Interest expenses	(6,845)	—	(10,559)	—	(15,502)	—	(19,285)	—
Share of the profit of associates and joint ventures accounted for using equity method (Note 16)	188,364	—	219,616	1	488,890	—	391,722	—

Total non-operating income and expenses	352,519	1	459,662	1	1,090,627	1	904,210	1

INCOME BEFORE INCOME TAX	13,549,878	24	12,787,232	23	26,072,936	23	25,127,850	23
INCOME TAX EXPENSE (Notes 3 and 32)	2,187,266	4	2,091,762	4	4,142,531	4	4,047,610	4

NET INCOME	11,362,612	20	10,695,470	19	21,930,405	19	21,080,240	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	—	—	—	—	(265)	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2015		2014 (Adjusted) (Note 5)		2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(55,626)	—	$(51,248)	—	$(85,028)	—	$(36,731)	—
Unrealized gain (loss) on available-for-sale financial assets (Note 31)	(761,656)	(1)	26,162	—	(333,466)	—	(233,805)	—
Cash flow hedges (Notes 21 and 31)	—	—	(263)	—	283	—	(263)	—
Share of exchange differences arising from the translation of the foreign operations of associates joint ventures (Note 16)	(426)	—	(32,245)	—	449	—	(24,641)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently (Note 32)	(484)	—	846	—	(3,812)	—	1,882	—

Total other comprehensive income (loss), net of income tax	(818,192)	(1)	(56,748)	—	(421,839)	—	(293,558)	—

TOTAL COMPREHENSIVE INCOME	$10,544,420	19	$10,638,722	19	$21,508,566	19	$20,786,682	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,133,809	20	$10,582,138	19	$21,552,234	19	$20,816,703	19
Noncontrolling interest (Note 15)	228,803	—	113,332	—	378,171	—	263,537	—

	$11,362,612	20	$10,695,470	19	$21,930,405	19	$21,080,240	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,323,518	18	$10,541,457	19	$21,143,914	19	$20,548,278	19
Noncontrolling interest	220,902	1	97,265	—	364,652	—	238,404	—

	$10,544,420	19	$10,638,722	19	$21,508,566	19	$20,786,682	19

EARNINGS PER SHARE (Note 33)
Basic	$1.44		$1.36		$2.78		$2.68

Diluted	$1.43		$1.36		$2.77		$2.68

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 15 and 29)
						Other Adjustments
			Retained Earnings			Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	for-sale Financial Assets	Cash Flow Hedges	Total	Noncontrolling Interests (Notes 15 and 29)	Total Equity
BALANCE AT JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$5,742	$(149,747)	$—	$360,289,823	$5,054,331	$365,344,154
Effect of retrospective application	—	—	—	—	26,040	—	—	—	26,040	3,755	29,795

BALANCE, JANUARY 1, 2014 AS ADJUSTED	77,574,465	184,620,065	74,819,380	2,675,894	20,770,064	5,742	(149,747)	—	360,315,863	5,058,086	365,373,949
Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,525,558)	—	—	—	(18,525,558)	—	(18,525,558)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(796,789)	(796,789)
Other changes in additional paid-in capital:
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	(16,577,663)	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,681)	—	—	—	—	—	—	(1,681)	(2,486)	(4,167)
Net income for the six months ended June 30, 2014	—	—	—	—	20,816,703	—	—	—	20,816,703	263,537	21,080,240
Other comprehensive income (loss) for the six months ended June 30, 2014	—	—	—	—	—	(43,791)	(224,371)	(263)	(268,425)	(25,133)	(293,558)

Total comprehensive income for the six months ended June 30, 2014	—	—	—	—	20,816,703	(43,791)	(224,371)	(263)	20,548,278	238,404	20,786,682

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	53,131	53,131

BALANCE, JUNE 30, 2014	$77,574,465	$168,040,721	$76,893,722	$2,819,899	$20,842,862	$(38,049)	$(374,118)	$(263)	$345,759,239	$4,550,346	$350,309,585

BALANCE, JANUARY 1, 2015	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,210,062	$146,442	$739,988	$(283)	$364,432,230	$5,081,617	$369,513,847
Effect of retrospective application	—	—	—	—	21,920	—	—	—	21,920	3,568	25,488

BALANCE, JANUARY 1, 2015 AS ADJUSTED	77,574,465	168,047,935	76,893,722	2,819,899	38,231,982	146,442	739,988	(283)	364,454,150	5,085,185	369,539,335
Appropriation of 2014 earnings
Legal reserve	—	—	680,743	—	(680,743)	—	—	—	—	—	—
Special reserve	—	—	—	(144,005)	144,005	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673,263)	—	—	—	(37,673,263)	—	(37,673,263)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(354,400)	(354,400)
Reversal of special reserve recognized from land disposal	—	—	—	(475)	475	—	—	—	—	—	—
Other change in additional paid-in capital:
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(908)	—	—	—	—	—	—	(908)	(2,007)	(2,915)
Partial disposal of interests in subsidiaries	—	26,644	—	—	—	—	—	—	26,644	18,484	45,128
Net income for the six months ended June 30, 2015	—	—	—	—	21,552,234	—	—	—	21,552,234	378,171	21,930,405
Other comprehensive income (loss) for the six months ended June 30, 2015	—	—	—	—	(265)	(69,012)	(339,326)	283	(408,320)	(13,519)	(421,839)

Total comprehensive income for the six months ended June 30, 2015	—	—	—	—	21,551,969	(69,012)	(339,326)	283	21,143,914	364,652	21,508,566

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	28,962	28,962
Subsidiary purchases its treasury stock	—	(8,781)	—	—	—	—	—	—	(8,781)	(49,298)	(58,079)

BALANCE, JUNE 30, 2015	$77,574,465	$168,064,890	$77,574,465	$2,675,419	$21,574,425	$77,430	$400,662	$—	$347,941,756	$5,091,578	$353,033,334

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For The Six Months Ended June 30
	2015	2014 (Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$26,072,936	$25,127,850
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,414,664	16,105,591
Amortization	1,539,430	784,700
Provision for doubtful accounts	189,959	148,370
Interest expenses	15,502	19,285
Interest income	(162,102)	(142,732)
Dividend income	(218,172)	(76,998)
Compensation cost of employee stock options	28,962	53,131
Gain on disposal of associates accounted for using equity method	(8,058)	—
Share of the profit of associates and joint ventures accounted for using equity method	(488,890)	(391,722)
Impairment loss on available-for-sale financial assets	25,910	—
Impairment loss on financial assets carried at cost	—	8,976
Provision for inventory and obsolescence	91,356	247,684
Loss (gain) on disposal of financial instruments	240	(44,377)
Loss on disposal of property, plant and equipment	43,762	19,505
Loss on disposal of intangible assets	20	—
Valuation loss on financial instruments at fair value through profit or loss, net	1,002	456
Loss (gain) on foreign exchange, net	(5,874)	107,722
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1,142	91
Trade notes and accounts receivable	(1,494,289)	(855,279)
Receivables from related parties	59,370	(376)
Inventories	292,322	(593,196)
Other current monetary assets	(254,280)	(274,231)
Prepayments	(3,327,097)	(3,171,800)
Other current assets	725,534	(1,306,006)
Increase (decrease) in:
Trade notes and accounts payable	(3,191,146)	(3,255,927)
Payables to related parties	23,877	82,927
Other payables	(2,233,733)	(4,187,853)
Provisions	30,571	(12,966)
Advance receipts	(296,413)	(403,290)
Other current liabilities	(125,674)	6,328

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For The Six Months Ended June 30
	2015	2014 (Adjusted)
Deferred revenue	$173,859	$(134,874)
Net defined benefit liabilities	201,192	196,291

Cash generated from operations	33,125,882	28,057,280
Interest paid	(15,569)	(19,270)
Income tax paid	(3,195,027)	(4,005,213)

Net cash provided by operating activities	29,915,286	24,032,797

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of available-for-sale financial assets	—	81,229
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(11,448,339)	(411,000)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	553,677	434,607
Acquisition of held-to-maturity financial assets	(1,002,167)	—
Proceeds from disposal of held-to-maturity financial assets	1,775,000	1,570,000
Acquisition of financial assets carried at cost	(22,338)	(47,078)
Proceeds from disposal of financial assets carried at cost	966	3,489
Capital reduction of financial assets carried at cost	—	43,740
Acquisition of investments accounted for using equity method	(5,607)	(133,485)
Proceeds from disposal of investments accounted for using equity method	10,847	—
Acquisition of property, plant and equipment	(10,320,391)	(13,089,921)
Proceeds from disposal of property, plant and equipment	1,286	3,808
Acquisition of intangible assets	(126,593)	(149,163)
Decrease (increase) in other noncurrent assets	361,789	(340,956)
Interest received	138,565	21,857
Cash dividends received	405,702	451,807

Net cash used in investing activities	(19,677,603)	(11,561,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,750,000	830,643
Repayment of short-term loans	(2,454,400)	—
Proceeds from long-term loans	—	348,000
Repayment of long-term loans	(100,000)	—
Decrease in customers’ deposits	(107,203)	(58,707)
Increase (decrease) in other noncurrent liabilities	466,393	(4,739)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For The Six Months Ended June 30
	2015	2014 (Adjusted)
Proceeds from disposal of interest in subsidiaries without losing control	$45,128	$—
Other change in noncontrolling interests	(35,254)	—

Net cash provided by financing activities	564,664	1,115,197

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(77,431)	(30,690)

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,724,916	13,556,238
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,559,603	14,585,105

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,284,519	$28,141,343

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on August 11, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present full disclosures required for a complete set of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and the Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”) annual consolidated financial statements.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2015	December 31, 2014	June 30, 2014	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69	2)
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Human resources service	100	100	100	3)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Investment	100	100	100
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	—	—	100	4)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	46	48	51	5)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2015	December 31, 2014	June 30, 2014	Note
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Electronic materials wholesale and retail and investment	100	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	51
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

1)	The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.

2)	The Company’s equity ownership of CHIEF decreased due to CHIEF issued employee stock bonus in July 2014. The Company owned 73.02%, 72.51% and 72.51% equity shares of CHIFF as of June 30, 2014, December 31, 2014 and June 30, 2015, respectively.

3)	Chunghwa established 100% owned subsidiary of Honghwa Human Resources in January 2013. Honghwa Human Resources changed its name to Honghwa International from July 4, 2014.

4)	LED merged YYRP by absorption in October 2014.

5)	The Company did not participate in the capital increase of CHPT in August and September 2014 and CHI disposed of some shares in January 2015, so the ownership interest of CHI decreased. The Company owned 50.62%, 47.65% and 45.68% equity shares of CHPT as of June 30, 2014, December 31, 2014 and June 30, 2015, respectively. In addition, considering Company’s absolute size, the relative size and dispersion of the shareholdings owned by the other shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2015:

Other Significant Accounting Policies

The accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2014, except for those described below:

a.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as joint venture.

The operating results and identifiable net assets of associates and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, any impairment losses, and other comprehensive income of the associate and joint venture. The Company also recognizes the changes in the Company’s share of equity of associates and joint venture attributable to the Company.

When the Company reduces its ownership interest in an associate or a joint venture but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets, liabilities and contingent liabilities of an associate and a joint venture recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate and the joint venture that are not related to the Company.

b.	Defined retirement benefit costs

For defined benefit retirement benefit plans, the cost (including service cost, net interest expense or income and remeasurement) of providing benefits is determined using the Projected Unit Credit Method. Service cost (including current service cost, as well as gains and losses on settlements) and net interest expense or income is recognized in profit or loss when occurs, amendments to pension plans and settlement occurs. Remeasurement (comprising actuarial gains and losses and the return on plan assets excluding interest) recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

The retirement benefit obligation (asset) recognized in the consolidated balance sheet represents the actual deficit or surplus in the Company’s defined retirement benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-time events.

c.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The same critical accounting judgments and key sources of estimation uncertainty of consolidated financial statements have been followed in these consolidated financial statements as were applied in the preparation of the consolidated financial statements for the year ended December 31, 2014, except for those described below:

Control over subsidiaries

Note 3 describes that several companies are subsidiaries of the Company although the Company only owns less than 50% ownership interest. After considering the Company’s absolute size of holding and the relative size of and dispersion of the shareholdings owned by the other shareholders, and the contractual arrangements between the Company and other investors, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities and therefore the Company has control over several companies.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the IFRS, IAS, IFRIC, and SIC endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) in issue.

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the previous standards. Refer to Notes 15 and 16 for related disclosures.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required by the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only is extended by IFRS 13 to cover all assets and liabilities within its scope. Refer to Notes 18 and 38 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Company retrospectively applied the above amendments starting in 2015. The items that will not be reclassified subsequently to profit or loss include remeasurements of defined benefit pension plans, the share of remeasurements of defined benefit pension plans of associates and joint ventures as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint ventures as well as the related income tax on items of other comprehensive income (except for the share of remeasurements of defined benefit pension plans of associates and joint ventures). However, the application of the above amendments did not have any impact on the net income, other comprehensive income (net of income tax), and total comprehensive income.

4)	Revision to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, is expensed immediately when incurred and no longer amortized over the average period before becoming vested on a straight-line basis. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the changes in cumulative employee benefit costs as of January 1, 2014 resulting from the retrospective application are adjusted to net defined benefit liabilities, deferred tax assets, retained earnings, and noncontrolling interests as of January 1, 2014. In addition, in preparing the consolidated financial statements for the year ending December 31, 2015, the Company elects not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation.

On initial application of the revised IAS 19, the Company’s deferred tax assets increased by $441 thousand, net defined benefit liabilities increased by $2,596 thousand as of June 30, 2015. For the three months ended June 30, 2015, and six months ended June 30, 2015, pension cost increased by $1,298 thousand and $2,596 thousand, respectively; which caused an increase in operating expenses, and income tax expenses decreased by $220 thousand and $441 thousand, respectively.

As a result of the retrospective application of the revised IAS 19, the Company’s deferred tax asset decreased by $5,220 thousand, $5,734 thousand and $6,103 thousand as of December 31, 2014, June 30, 2014, and January 1, 2014, respectively. Net defined benefit liabilities decreased by $30,708 thousand, $33,731 thousand and $35,898 thousand. Retained earnings increased by $21,920 thousand, $24,335 thousand and $26,040 thousand, respectively; noncontrolling interests increased by $3,568 thousand, $3,662 thousand and $3,755 thousand as of December 31, 2014, June 30, 2014, and January 1, 2014, respectively. For the three months ended June 30, 2014, and six months ended June 30, 2014, pension cost increased by $1,083 thousand and 2,167 thousand, respectively, which caused an increase in operating expenses and income tax expenses decreased by $184 thousand and $369 thousand, respectively.

b.	The IFRSs issued by International Accounting Standard Board (“IASB”) but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016 (Note 4)

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IFRS 15	Revenue from Contracts with Customers	January 1, 2017

Amendment to IAS 1	Disclosure Initiative	January 1, 2016

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Note 4:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations have not had any material impact on the Company’s consolidated financial statements:

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2015	December 31, 2014	June 30, 2014
Cash
Cash on hand	$317,378	$310,189	$302,808
Bank deposits	6,604,583	5,588,970	6,495,599

	6,921,961	5,899,159	6,798,407

Cash equivalents
Commercial paper	21,828,344	13,999,986	12,887,906
Negotiable certificate of deposit with maturities of less than three months	4,500,000	3,100,000	8,062,195
Time deposits with maturities of less than three months	1,034,214	560,458	392,835

	27,362,558	17,660,444	21,342,936

	$34,284,519	$23,559,603	$28,141,343

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit, and time deposits with maturities of less than three months were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Bank deposits	0.00%-0.95%	0.00%-0.95%	0.00%-0.39%
Commercial paper	0.53%-0.61%	0.58%-0.65%	0.56%-0.63%
Negotiable certificate of deposit with maturities of less than three months	0.48%-0.58%	0.50%-0.80%	0.60%-1.35%
Time deposits with maturities of less than three months	0.50%-5.30%	0.38%-5.45%	0.30%-5.55%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2015	December 31, 2014	June 30, 2014
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,216	$1,163	$—

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$2,218	$21	$456

Outstanding forward exchange contracts as of balance sheet dates were as follows:

				Contract Amount
	Currency		Maturity Period	(In Thousands)
June 30, 2015
Forward exchange contracts—buy	NT$	/US$	2015.07	NT$	352,693/US$11,399
	NT$	/EUR	2015.09	NT$	188,444/EUR5,387
December 31, 2014
Forward exchange contracts—buy	NT$	/US$	2015.01	NT$	218,993/US$6,948
June 30, 2014
Forward exchange contracts—buy	NT$	/US$	2014.07	NT$	122,962/US$4,100

The Company entered into above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Equity securities
Domestic and foreign listed stocks	$3,554,836	$3,914,212	$2,802,406

Current	$—	$—	$—
Noncurrent	3,554,836	3,914,212	2,802,406

	$3,554,836	$3,914,212	$2,802,406

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $25,910 thousand for the six months ended June 30, 2015.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Corporate bonds	$6,552,612	$6,533,527	$8,930,702
Bank debentures	150,000	950,742	1,251,868

	$6,702,612	$7,484,269	$10,182,570

Current	$2,903,450	$3,456,747	$4,467,343
Noncurrent	3,799,162	4,027,522	5,715,227

	$6,702,612	$7,484,269	$10,182,570

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Corporate bonds
Par value	$6,540,000	$6,515,000	$8,902,500

Nominal interest rate	1.18%-2.49%	1.15%-2.49%	1.15%-2.49%
Effective interest rate	0.60%-1.58%	1.15%-1.58%	1.00%-1.65%
Average expiry date	4 years	4 years	4 years
Bank debentures
Par value	$150,000	$950,000	$1,250,000

Nominal interest rate	1.25%	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.25%	1.15%-1.40%	1.15%-1.40%
Average expiry date	5 years	4 years	4 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2015	December 31, 2014	June 30, 2014
Trade notes and accounts receivable	$28,684,835	$27,277,401	$24,602,153
Less: Allowance doubtful accounts	(1,133,026)	(1,049,402)	(991,756)

	$27,551,809	$26,227,999	$23,610,397

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Non-overdue	$26,984,627	$26,102,669	$23,359,827
Less than 30 days	960,556	680,131	636,394
31-60 days	271,928	171,167	270,892
61-90 days	98,768	90,564	131,547
91-120 days	191,285	75,839	87,396
121-180 days	117,320	63,966	57,086
More than 181 days	60,351	93,065	59,011

	$28,684,835	$27,277,401	$24,602,153

The above aging analysis was based on days overdue.

The aging of estimated recoverable amounts of receivables that were past due but not impaired as of balance sheet dates were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Less than 30 days	$347,008	$114,155	$120,659
31-60 days	89,314	20,282	14,133
61-90 days	6,355	19,656	19,511
91-120 days	53,854	19,084	13,866
121-180 days	12,658	634	913
More than 181 days	24,452	16,768	19,510

	$533,641	$190,579	$188,592

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2014	$221,164	$700,938	$922,102
Add: Provision for doubtful accounts	35,793	104,735	140,528
Deduct: Amounts written off	—	(70,874)	(70,874)

Balance on June 30, 2014	$256,957	$734,799	$991,756

Balance on January 1, 2015	$276,659	$772,743	$1,049,402
Add: Provision for doubtful accounts	10,962	162,574	173,536
Deduct: Amounts written off	—	(89,912)	(89,912)

Balance on June 30, 2015	$287,621	$845,405	$1,133,026

11.	INVENTORIES

	June 30, 2015	December 31, 2014	June 30, 2014
Merchandise	$3,744,099	$4,163,434	$5,044,476
Project in process	819,638	821,644	1,028,685
Work in process	39,807	13,307	16,451
Raw materials	63,177	52,165	54,829

	4,666,721	5,050,550	6,144,441
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	47,377	47,226	46,509
Land held for development	—	—	3,916

	$6,712,831	$7,096,509	$8,193,599

The operating costs related to inventories were $11,967,166 thousand (including the valuation loss on inventories of $37,970 thousand) and $24,999,182 thousand (including the valuation loss on inventories of $91,356 thousand) for the three months and six months ended June 30, 2015, respectively. The operating costs related to inventories were $10,347,161 thousand (including the valuation loss on inventories of $90,836 thousand) and $21,596,618 thousand (including the valuation loss on inventories of $247,684 thousand) for the three months and six months ended June 30, 2014, respectively.

As of June 30, 2015, December 31, 2014 and June 30, 2014, inventories of $2,046,110 thousand, $2,061,297 thousand and $2,068,471 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on June 30, 2015, December 31, 2014 and June 30, 2014, was for Qingshan Sec., Dayuan Township, Taoyuan County project.

12.	PREPAYMENTS

	June 30, 2015	December 31, 2014	June 30, 2014
Prepaid rents	$3,248,086	$3,330,118	$3,282,462
Prepaid salary and bonus	3,160,214	4,746	3,278,767
Others	2,867,593	2,613,932	2,443,189

	$9,275,893	$5,948,796	$9,004,418

Current
Prepaid salary and bonus	$3,160,214	$4,746	$3,278,767
Prepaid rents	1,123,722	1,104,778	1,156,915
Others	1,507,636	1,334,934	1,159,133

	$5,791,572	$2,444,458	$5,594,815

Noncurrent
Prepaid rents	$2,124,364	$2,225,340	$2,125,547
Others	1,359,957	1,278,998	1,284,056

	$3,484,321	$3,504,338	$3,409,603

13.	OTHER CURRENT MONETARY ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Time deposits and negotiable certificate of deposit with maturities of more than three months	$13,509,629	$2,616,192	$2,511,093
Receivables from the Fund for Privatization of Government—owned Enterprises under the Executive Yuan (Note 28)	28,396	19,527	1,339,107
Others	1,341,501	689,635	1,333,091

	$14,879,526	$3,325,354	$5,183,291

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each balance sheet dates were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.30%	0.11%-4.95%	0.11%-3.20%

14.	FINANCIAL ASSETS CARRIED AT COST

	June 30, 2015	December 31, 2014	June 30, 2014
Non-listed stocks
Domestic	$2,116,029	$2,105,235	$2,165,244
Foreign	270,899	261,295	247,263

	$2,386,928	$2,366,530	$2,412,507

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet date.

The Company evaluated and concluded there was no impairment indication for its financial assets carried at cost, thus the Company did not recognize any impairment loss for the six months ended June 30, 2015.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $8,347 thousand for the three months ended June 30, 2014, and $8,976 thousand for the six months ended June 30, 2014.

15.	NON-WHOLLY OWNED SUBSIDIARIES THAT HAVE NONCONTROLLING MATERIAL INTERESTS

	Place of Incorporation and Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2015	December 31, 2014	June 30, 2014
SENAO	Taiwan	72%	72%	72%

	Profit Allocated to Noncontrolling Interests
	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
SENAO	$168,923	$75,085	$274,956	$206,504
Individually immaterial subsidiaries with noncontrolling interests	59,880	38,247	103,215	57,033

	$228,803	$113,332	$378,171	$263,537

	Accumulated Noncontrolling Interests
	June 30, 2015	December 31, 2014	June 30, 2014
SENAO	$4,126,743	$4,165,910	$3,901,726
Individually immaterial subsidiaries with noncontrolling interests	964,835	919,275	648,620

	$5,091,578	$5,085,185	$4,550,346

Summarized financial information in respect of SENAO that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

SENAO	June 30, 2015	December 31, 2014	June 30, 2014
Current assets	$8,551,422	$7,943,537	$9,202,892
Noncurrent assets	2,369,198	2,497,896	2,426,025
Current liabilities	(5,133,052)	(4,594,998)	(6,121,335)
Noncurrent liabilities	(90,931)	(93,597)	(90,279)

Equity	$5,696,637	$5,752,838	$5,417,303

Equity attributable to the parent	$1,569,894	$1,586,928	$1,515,577
Equity attributable to noncontrolling interests	4,126,743	4,165,910	3,901,726

	$5,696,637	$5,752,838	$5,417,303

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Revenues	$9,187,840	$11,030,809	$18,407,946	$21,668,990
Expenses	8,953,698	10,926,765	18,026,672	21,382,082

Profit for the period	$234,142	$104,044	$381,274	$286,908

Profit attributable to the parent	$65,219	$28,959	$106,318	$80,404
Profit attributable to the noncontrolling interests	168,923	75,085	274,956	206,504

Profit for the period	$234,142	$104,044	$381,274	$286,908

Other comprehensive loss attributable to the parent	$(2,607)	$(4,771)	$(5,054)	$(6,755)
Other comprehensive loss attributable to the noncontrolling interests	(6,689)	(12,399)	(13,046)	(17,553)

Other comprehensive loss for the period	$(9,296)	$(17,170)	$(18,100)	$(24,308)

Total comprehensive income attributable to the parent	$62,612	$24,188	$101,264	$73,649
Total comprehensive income attributable to the noncontrolling interests	162,234	62,686	261,910	188,951

Total comprehensive income for the period	$224,846	$86,874	$363,174	$262,600

(Continued)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Net cash inflow (outflow) from operating activities	$430,697	$(640,478)	$638,619	$(391,100)
Net cash inflow (outflow) from investing activities	11,895	(52,160)	12,035	(99,322)
Net cash inflow from financing activities	266,207	802,713	263,697	799,857

Net cash inflow	$708,799	$110,075	$914,351	$309,345

Dividends paid to noncontrolling interest	$278,218	$741,929	$278,218	$741,929

(Concluded)

SENAO purchased its treasury stock in June 2015, and the ownership interest of SENAO increased from 28.18% to 28.32%.

CHI disposed of partial shares of CHPT in January 2015, and the ownership interest of CHPT decreased from 47.65% to 45.68%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	CHPT	SENAO
Proceeds from disposal (consideration paid)	$45,128	$(58,079)
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(18,484)	49,298

Differences arising from equity transaction	$26,644	$(8,781)

Line items for equity transaction adjustment
Capital surplus—difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal	$26,644	$—

Capital surplus—movements of paid-in capital arising from changes in equities of subsidiaries	$—	$(8,781)

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2015	December 31, 2014	June 30, 2014
Investments in associates	$2,624,892	$2,696,959	$2,238,178
Joint ventures	238,028	256,666	267,843

	$2,862,920	$2,953,625	$2,506,021

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2015	December 31, 2014	June 30, 2014
Listed
Senao Networks, Inc. (“SNI”)	$718,510	$750,918	$636,048
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	585,525	558,379	579,064
Viettel-CHT Co., Ltd.	288,223	277,700	256,685
International Integrated System, Inc. (“IISI”)	283,554	293,809	283,740
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	215,182	237,097	62,258
Skysoft Co., Ltd. (“SKYSOFT”)	134,003	138,868	118,480
So-net Entertainment Taiwan Limited (“So-net”)	96,526	99,525	97,524
Taiwan International Ports Logistics Corporation (“TIPL”)	76,340	78,981	—
Kingwaytek Technology Co., Ltd. (“KWT”)	71,656	89,527	64,491
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	56,661	67,352	71,696
ClickForce Co., Ltd.	41,938	39,028	—
HopeTech Technologies Limited (“HopeTech”)	32,058	31,211	27,749
Alliance Digital Tech Co., Ltd. (“ADT”)	17,346	20,290	25,350
MeWorks LIMITED (HK) (“Meworks”)	7,370	8,965	10,029
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	5,309	5,064
Panda Monium Company Ltd.	—	—	—

	$2,624,892	$2,696,959	$2,238,178

At the end of the reporting period, the percentage of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	June 30, 2015	December 31, 2014	June 30, 2014
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Viettel-CHT Co., Ltd.	30	30	30
International Integrated System, Inc. (“IISI”)	33	33	33
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30

(Continued)

	% of Ownership and Voting Right
	June 30, 2015	December 31, 2014	June 30, 2014
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	—
Kingwaytek Technology Co., Ltd. (“KWT”)	26	27	33
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26	26
ClickForce Co., Ltd.	49	49	—
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13	17
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	49	49
Panda Monium Company Ltd.	43	43	43

(Concluded)

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
The Company’s share of the profit	$198,252	$224,864	$507,528	$401,383
The Company’s share of other comprehensive income	(426)	(32,245)	184	(24,641)

The Company’s share of total comprehensive income	$197,826	$192,619	$507,712	$376,742

The fair values based on the closing market price of SNI as of the balance sheet dates were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
SNI	$4,534,366	$2,868,173	$2,926,199

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October 2014. Chunghwa invested $80,000 thousand cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

Chunghwa did not participate in the capital increase of KWT in August and November 2014 and the ownership interest decreased from 33% to 27% after the capital increase of KWT. Chunghwa sold of its partial interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand and the ownership interest decreased to 26% after the disposal.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing $49,485 thousand in April and June 2014. SENAO participated in the capital increase of DZIM by investing $24,000 thousand in April 2014. As of June 30, 2015, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa International Yellow Pages Co., Ltd. participated in the capital increase of ClickForce Co., Ltd. by investing $39,000 thousand and $5,607 thousand in December 2014 and June 2015, respectively. CHYP held 49% ownership in December 2014. ClickForce Co., Ltd. engages mainly in advertisement services.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and the ownership interest decreased to 13% after the capital increase of ADT. Chunghwa still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks by investing $10,000 thousand and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the board of directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business.

Sertec was liquidated in May 2015. CHI recognized the gain on disposal of Sertec of $649 thousand, and received the proceeds from disposal in July 2015.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recorded based on the reviewed financial statements for the three months and six months ended June 30, 2015 and 2014.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2015	December 31, 2014	June 30, 2014
Non-listed
Huada Digital Corporation (“HDD”)	$212,104	$218,825	$222,582	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	25,924	37,841	45,261	50	50	50

	$238,028	$256,666	$267,843

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte, Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members.

Summarized financial information of joint ventures that was not material to the Company was as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
The Company’s share of the loss	$(9,888)	$(5,248)	$(18,638)	$(9,661)

The Company’s share of profits of the joint ventures was recorded based on the reviewed financial statements for the three months and six months ended June 30, 2015 and 2014.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost
Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	—	—	860	13,136	84,757	932	91,645	11,744,017	11,935,347
Disposal	—	(9,645)	(10,787)	(1,230,855)	(10,326,300)	(30,890)	(268,055)	—	(11,876,532)
Effect of foreign exchange differences	—	—	—	(1,296)	3,434	16	(4,686)	—	(2,532)
Other	408,400	4,314	134,137	256,267	14,329,754	51,405	201,745	(15,371,162)	14,860

Balance on June 30, 2014	$102,671,730	$1,541,575	$67,682,075	$15,032,948	$687,210,024	$3,766,611	$8,435,974	$19,225,742	$905,566,679

Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(26,797)	(624,013)	(727,827)	(14,003,235)	(296,157)	(419,278)	—	(16,097,307)
Disposal	—	9,645	9,491	1,227,433	10,320,406	30,837	255,407	—	11,853,219
Effect of foreign exchange differences	—	—	—	576	215	(4)	2,250	—	3,037
Other	—	(11)	(8,975)	(6,486)	(13,134)	(6,551)	24,199	—	(10,958)

Balance on June 30, 2014	$—	$(1,121,563)	$(22,595,340)	$(11,107,303)	$(564,009,675)	$(1,943,673)	$(6,255,875)	$—	$(607,033,429)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on June 30, 2014, net	$102,671,730	$420,012	$45,086,735	$3,925,645	$123,200,349	$1,822,938	$2,180,099	$19,225,742	$298,533,250

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost
Balance on January 1, 2015	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023
Additions	—	—	9,261	8,051	27,335	—	67,556	7,942,848	8,055,051
Disposal	—	—	—	(414,509)	(7,045,085)	(32,930)	(186,881)	—	(7,679,405)
Effect of foreign exchange differences	—	—	—	(1,106)	(43,681)	(47)	(3,557)	—	(48,391)
Other	11,514	3,085	83,796	130,198	12,088,431	1,491	71,771	(12,408,099)	(17,813)

Balance on June 30, 2015	$102,785,300	$1,560,629	$67,693,473	$15,040,821	$700,102,672	$3,793,297	$8,592,793	$16,464,480	$916,033,465

Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)
Depreciation Expenses	—	(26,866)	(629,098)	(741,223)	(13,361,068)	(302,573)	(344,876)	—	(15,405,704)
Disposal	—	—	—	410,441	7,034,988	32,885	156,043	—	7,634,357
Effect of foreign exchange differences	—	—	—	673	7,810	39	1,808	—	10,330
Other	—	2	7,686	(437)	(48,508)	(6,663)	(1,463)	—	(49,383)

Balance on June 30, 2015	$—	$(1,172,298)	$(23,823,581)	$(11,638,485)	$(575,133,901)	$(2,483,712)	$(6,632,103)	$—	$(620,884,080)

Balance on January 1, 2015, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Balance on June 30, 2015, net	$102,785,300	$388,331	$43,869,892	$3,402,336	$124,968,771	$1,309,585	$1,960,690	$16,464,480	$295,149,385

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	2-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	3-16 years
Others	3-10 years

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1 and June 30, 2014	$9,260,015

Accumulated depreciation and impairment
Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(8,284)

Balance on June 30, 2014	$(1,250,268)

Balance on January 1, 2014, net	$8,018,031

Balance on June 30, 2014, net	$8,009,747

Cost
Balance on January 1, 2015	$8,883,051
Reclassification	54,103

Balance on June 30, 2015	$8,937,154

Accumulated depreciation and impairment
Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(8,960)
Reclassification	(155)

Balance on June 30, 2015	$(1,271,312)

Balance on January 1, 2015, net	$7,620,854

Balance on June 30, 2015, net	$7,665,842

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2014 and 2013 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the above mentioned appraisal reports as the basis to determine the fair value as of June 30, 2015 and 2014 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Fair value	$17,257,051	$17,179,780	$17,501,195

Overall capital interest rate	1.54%-2.36%	1.54%-2.36%	1.46%-2.20%
Profit margin ratio	10%-20%	10%-20%	12%-20%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.44%-1.65%	0.44%-1.65%	0.68%-2.02%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	148,673	—	490	149,163
Disposal	—	(24,046)	—	(9)	(24,055)
Effect of foreign exchange difference	—	19	—	—	19

Balance on June 30, 2014	$49,254,000	$2,762,100	$180,631	$118,368	$52,315,099

Accumulated amortization and impairment
Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(511,933)	(269,117)	—	(3,650)	(784,700)
Disposal	—	24,046	—	9	24,055
Effect of foreign exchange difference	—	10	—	—	10

Balance on June 30, 2014	$(6,947,889)	$(1,551,534)	$(18,055)	$(34,241)	$(8,551,719)

Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on June 30, 2014, net	$42,306,111	$1,210,566	$162,576	$84,127	$43,763,380

Cost
Balance on January 1, 2015	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848
Additions-acquired separately	—	125,877	—	716	126,593
Disposal	—	(308,770)	—	—	(308,770)
Effect of foreign exchange difference	—	(352)	—	—	(352)

Balance on June 30, 2015	$49,254,000	$3,009,407	$180,631	$151,281	$52,595,319

Accumulated amortization and impairment
Balance on January 1, 2015	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)
Amortization expenses	(1,251,983)	(283,792)	—	(3,655)	(1,539,430)
Disposal	—	308,750	—	—	308,750
Effect of foreign exchange difference	—	284	—	—	284

Balance on June 30, 2015	$(9,355,816)	$(1,768,228)	$(18,055)	$(41,519)	$(11,183,618)

Balance on January 1, 2015, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Balance on June 30, 2015, net	$39,898,184	$1,241,179	$162,576	$109,762	$41,411,701

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fee will be fully amortized by December 2030.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Refundable deposits	$2,371,254	$2,738,789	$2,435,920
Spare parts	2,222,508	2,977,585	4,785,489
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,152,122	2,104,761	2,257,490

	$7,745,884	$8,821,135	$10,478,899

Current
Spare parts	$2,222,508	$2,977,585	$4,785,489
Others	271,357	241,814	481,316

	$2,493,865	$3,219,399	$5,266,805

Noncurrent
Refundable deposits	$2,371,254	$2,738,789	$2,435,920
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,880,765	1,862,947	1,776,174

	$5,252,019	$5,601,736	$5,212,094

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING DERIVATIVE INSTRUMENTS

	June 30, 2015	December 31, 2014	June 30, 2014
Hedge on derivative financial asset
Cash flow hedge—forward exchange contracts	$—	$—	$24

Hedge on derivative financial liabilities
Cash flow hedge—forward exchange contracts	$—	$283	$287

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the three months and six months ended June 30, 2015, gain arising from changes in fair value of the hedged items recognized in other comprehensive income was nil, and $283 thousand, respectively. For the three months and six months ended June 30, 2014, loss arising from changes in fair value of the hedged items recognized in other comprehensive income was $263 thousand, and $263 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

The outstanding foreign exchange forward contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2014
Forward exchange contracts—buy	EUR/NT$	2015.03	EUR2,341/NT$	90,509
June 30, 2014
Forward exchange contracts—buy	EUR/NT$	2014.09	EUR2,795/NT$	114,027
		2014.09	EUR1,573/NT$	64,172

The Company did not have any outstanding forward exchange contracts applied to hedge accounting for the six months ended June 30, 2015.

Losses arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Construction in progress and advances related to acquisition of equipment	$—	$3,554	$6,638	$3,554

22.	SHORT-TERM LOANS

	June 30, 2015	December 31, 2014	June 30, 2014
Unsecured loans	$860,000	$564,400	$1,085,000

Annual interest rate	1.20%-2.40%	1.25%-2.40%	1.18%-2.40%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	June 30, 2015	December 31, 2014	June 30, 2014
Secured loans (Note 40)	$1,800,000	$1,900,000	$2,048,000
Less: Current portion of long-term loans	(2,564)	—	(300,000)

	$1,797,436	$1,900,000	$1,748,000

The annual interest rates of loans were as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Secured loans	1.14%-1.50%	1.13%-2.35%	1.13%-2.10%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED has made an early repayment of $50,000 thousand in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED has made an early repayment of $350,000 thousand and $50,000 thousand in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in June 2016, and the contract will expire in April 2029. The Company made early repayment of $148,000 thousand from September to December 2014.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2015	December 31, 2014	June 30, 2014
Trade notes and accounts payable	$15,318,154	$18,518,977	$12,386,753

Trade notes and accounts payable were attributable to operating activities, and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	June 30, 2015	December 31, 2014	June 30, 2014
Accrued salary and compensation	$5,928,006	$9,122,156	$6,376,014
Accrued remuneration to employees, bonus to employee and remuneration to directors and supervisors	2,642,405	1,679,756	1,763,026
Amounts collected for others	1,151,659	1,330,695	1,360,376
Accrued maintenance costs	926,516	867,708	1,083,976
Payables to contrators	780,418	2,628,892	1,507,144
Accrued franchise fees	709,202	1,585,174	948,234
Payables to equipment suppliers	685,049	1,181,777	1,934,174
Amounts of cash distributed from additional paid-in capital	—	—	16,577,663
Others	7,358,552	5,938,834	7,311,622

	$20,181,807	$24,334,992	$38,862,229

26.	PROVISIONS

	June 30, 2015	December 31, 2014	June 30, 2014
Warranties	$238,393	$211,633	$184,329
Employee benefits	59,380	55,569	50,998
Others	4,832	4,832	4,512

	$302,605	$272,034	$239,839

Current	$253,430	$179,374	$118,904
Noncurrent	49,175	92,660	120,935

	$302,605	$272,034	$239,839

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	63,755	3,733	470	67,958
Used during the period	(80,615)	—	(4)	(80,619)
Reversed during the period	(305)	—	—	(305)

Balance on June 30, 2014	$184,329	$50,998	$4,512	$239,839

Balance on January 1, 2015	$211,633	$55,569	$4,832	$272,034
Additional provisions recognized	112,933	3,811	—	116,744
Used during the period	(86,173)	—	—	(86,173)

Balance on June 30, 2015	$238,393	$59,380	$4,832	$302,605

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions to Be Included in Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of June 30, 2015 amounting to $1,204,605 thousand.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and the following subsidiaries SENAO, CHIEF, CHSI, and SHE are regulated by the pension act under the Labor Standards Law, which are considered as defined benefit plans. The pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

The amount included in the consolidated balance sheet arising from the Company’s obligation in respect of its defined benefit plans was as follows:

December 31, 2014 (Adjusted)
Present value of funded defined benefit obligation	$27,958,086
Fair value of plan assets	(21,496,222)

Funded status	$6,461,864

Net defined benefit liabilities	$6,469,890
Net defined benefit assets (included in other noncurrent assets—others)	(8,026)

$6,461,864

Movements in the defined benefit obligation as adjusted and the fair value of plan assets were as follows:

	Present value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Accrued Pension Liabilities
Balance on January 1, 2014	$25,458,306	$19,981,837	$5,476,469

Service cost
Current service cost	2,919,397	—	2,919,397
Loss recognized from settlements	75,668	—	75,668
Net interest expense/income	509,518	416,079	93,439

Components of defined benefit costs recognized in profit or loss	3,504,583	416,079	3,088,504

Remeasurement on the net defined benefit liability:
Return on plan assets	—	52,441	(52,441)
Actuarial losses recognized from changes in demographic assumptions	4,138	—	4,138
Actuarial gains recognized from changes in financial assumptions	(5,216)	—	(5,216)
Actuarial losses recognized from experience adjustments	545,877	—	545,877

Components of defined benefit costs recognized in other comprehensive income	544,799	52,441	492,358

Contributions from employer	—	2,486,497	(2,486,497)
Benefits paid	(455,421)	(455,421)	—
Settlements	(993,911)	(985,211)	(8,700)
Benefits paid directly by the Company	(100,270)	—	(100,270)

Balance on December 31, 2014	$27,958,086	$21,496,222	$6,461,864

Relevant pension costs for defined benefit plans for the three months and the six months ended June 30, 2015 and 2014 were as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Operating costs	$448,163	$451,654	$897,053	$902,974
Marketing expenses	214,383	217,943	426,710	436,165
General and administrative expenses	40,496	41,152	82,051	82,566
Research and development expenses	25,448	26,073	51,089	52,149

	$728,490	$736,822	$1,456,903	$1,473,854

The Company is exposed to following risks under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan member’s future salary. Hence, the increase in plan member’s salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

Measurement Date
December 31, 2014
Discount rates	2.00%
Expected rates of salary increase	1.00%-2.00%

The average duration of the benefit obligation at December 31, 2014 is from 8 to 14 years.

The Company’s maturity analysis of the benefit payments was as follows:

Year	Amount
2015	$1,395,390
2016	2,365,944
2017	3,751,245
2018	5,145,180
2019 and thereafter	36,387,643

$49,045,402

29.	EQUITY

a.	Share capital

1)	Common stock

	June 30, 2015	December 31, 2014	June 30, 2014
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents 10 common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2015, the outstanding ADSs were 264,105 thousand common shares, which equaled 26,410 thousand units and represented 3.40 % of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the six months ended June 30, 2015 and 2014 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and the Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$—	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,663)	—	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,681)	—	—	—	—	(1,681)

Balance on June 30, 2014	$147,329,386	$39,715	$10,372	$—	$13,170	$20,648,078	$168,040,721

(Continued)

	Share Premium	Movements of Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and the Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2015	$147,329,386	$43,648	$13,653	$—	$13,170	$20,648,078	$168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(908)	—	—	—	—	(908)
Actual disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644
Subsidiary purchased its treasury stock	—	—	(8,781)	—	—	—	(8,781)

Balance on June 30, 2015	$147,329,386	$42,740	$4,872	$26,644	$13,170	$20,648,078	$168,064,890

(Concluded)

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Change in additional paid-in capital from associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

According to the revised Company Act in May 2015, dividend and bonus distribution are limited to stockholder, and are not applicable to employees. Based on the above regulation, Chunghwa plans to revise the Article of Incorporation during the 2016 stockholder’s meeting. Information on the employee remuneration, employee bonus, and remuneration for the directors and supervisors for the six months ended June 30, 2015, and 2014, and the actual distribution for 2014, and 2013, please refer to note 31.a.7 employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Chunghwa.

The appropriations of the 2014 earnings of Chunghwa have been approved by the stockholders’ meeting on June 26, 2015 and the appropriations of the 2013 earnings of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2013	For Fiscal Year 2014	For Fiscal Year 2013
Legal reserve	$680,743	$2,074,342
Special reserve	(144,005)	144,005
Cash dividends	37,673,263	18,525,558	$4.86	$2.39

In addition, the stockholders of Chunghwa resolved to distribute cash of $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

Information of the appropriation of Chunghwa’s earnings approved by the board of directors and stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan Dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Six Months Ended June 30
	2015	2014
Beginning balance	$739,988	$(149,747)
Unrealized gain (loss) on available-for-sale financial assets	(358,993)	(191,088)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	(3,393)	1,675
Amount reclassified from equity to profit or loss on disposal	—	(34,958)
Amount reclassified from equity to profit or loss on impairment	23,060	—

Ending balance	$400,662	$(374,118)

e.	Noncontrolling interests

	For the Six Months Ended June 30
	2015	2014
Beginning balance	$5,085,185	$5,058,086
Shares attributed to noncontrolling interests
Cash dividends distributed by subsidiaries	(354,400)	(796,789)
Net income of current period	378,171	263,537
Exchange differences arising from the translation of the net investment in foreign operations	(14,037)	(17,581)
Unrealized gain (loss) on available-for-sale financial assets	2,467	(7,759)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	(419)	207
Share in other comprehensive income (loss) of associates accounted for using equity method	(1,530)	—
Changes in additional paid-in capital from investments in associates accounted for using equity method	(2,007)	(2,486)
Compensation cost of employee stock options of a subsidiary	28,962	53,131
Actual disposal of interests in subsidiaries	18,484	—
Subsidiary purchased its treasury stock	(49,298)	—

Ending balance	$5,091,578	$4,550,346

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information were as discussed in Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Loss on disposal of property, plant and equipment	$(14,662)	$(10,995)	$(43,762)	$(19,505)
Loss on disposal of intangible assets	—	—	(20)	—

	$(14,662)	$(10,995)	$(43,782)	$(19,505)

2)	Other income

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Dividend income	$218,172	$76,998	$218,172	$76,998
Income from Piping Fund	—	—	200,000	200,000
Rental income	11,199	11,467	21,016	22,386
Others	41,336	53,877	84,203	96,025

	$270,707	$142,342	$523,391	$395,409

3)	Other gains and losses

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Gain (loss) on disposal of financial instruments, net	$—	$28,715	$(240)	$44,377
Net foreign currency exchange gains (losses)	(59,196)	29,946	107,935	2,293
Gain on disposal of associates	649	—	8,058	—
Impairment losses on financial assets carried at cost	—	(8,347)	—	(8,976)
Impairment losses on available-for-sale financial assets	—	—	(25,910)	—
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	(714)	257	(1,002)	(456)
Others	(135,251)	(25,917)	(157,095)	(43,606)

	$(194,512)	$24,654	$(68,254)	$(6,368)

4)	Impairment loss on financial instruments

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Notes and accounts receivables	$311	$91,870	$173,536	$140,528

Other receivables	$9,384	$5,208	$16,423	$7,842

Available-for-sale financial assets	$—	$—	$25,910	$—

Financial assets carried at cost	$—	$8,347	$—	$8,976

5)	Impairment loss on non-financial assets

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Inventories	$37,970	$90,836	$91,356	$247,684

6)	Depreciation and amortization expenses

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Property, plant and equipment	$7,626,646	$8,057,544	$15,405,704	$16,097,307
Investment property	4,480	4,142	8,960	8,284
Intangible assets	769,135	461,204	1,539,430	784,700

Total depreciation and amortization expenses	$8,400,261	$8,522,890	$16,954,094	$16,890,291

Depreciation expenses summarized by functions
Operating costs	$7,106,763	$7,500,664	$14,356,459	$14,990,841
Operating expenses	524,363	561,022	1,058,205	1,114,750

	$7,631,126	$8,061,686	$15,414,664	$16,105,591

Amortization expenses summarized by functions
Operating costs	$685,640	$386,009	$1,372,132	$635,312
Operating expenses	83,495	75,195	167,298	149,388

	$769,135	$461,204	$1,539,430	$784,700

7)	Employee benefit expenses

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Post-employment benefit
Defined contribution plans	$119,921	$117,508	$238,259	$212,248
Defined benefit plans	728,490	736,822	1,456,903	1,473,854

	848,411	854,330	1,695,162	1,686,102

Share-based payment
Equity-settled share-based payment	14,481	26,565	28,962	53,131

(Continued)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Other employee benefit
Salaries	$6,429,917	$6,424,846	$12,687,614	$12,608,131
Insurance	656,945	661,512	1,309,599	1,281,477
Others	3,893,542	3,873,675	7,573,553	7,261,576

	10,980,404	10,960,033	21,570,766	21,151,184

Total employee benefit expenses	$11,843,296	$11,840,928	$23,294,890	$22,890,417

Summary by functions
Operating costs	$5,928,137	$6,761,481	$12,520,634	$12,770,895
Operating expenses	5,915,159	5,079,447	10,774,256	10,119,522

	$11,843,296	$11,840,928	$23,294,890	$22,890,417

(Concluded)

The revised Company Act in May 2015 regulates corporations should distribute a fixed amount or a proportional annual earning as employee remuneration. Chunghwa has not revised employee remuneration distribution policy. Hence, the employee remuneration, employee bonus, and remuneration for the directors as of June 2015 and 2014 were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd. which are established prior to the revised Company Act mentioned above.

Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the annual consolidated financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2014 bonuses to employees and remuneration to directors of Chunghwa have been approved by the stockholder’s meeting on June 26, 2015 and the appropriations of the 2013 bonuses to employees and remuneration to directors of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	2014	2013
	Cash Bonus	Cash Bonus
Bonus distributed to the employees	$1,510,068	$758,627
Remuneration paid to the directors	39,223	19,304

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting on June 26, 2015 and June 24, 2014 of the aforementioned bonuses to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees bonuses and remuneration to directors and approved by the board of directors and stockholders is available on the Market Observation Post System website.

b.	Components of other comprehensive income

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Unrealized gain (loss) on available-for-sale financial assets
Arising during the current period	$(761,656)	$52,724	$(359,376)	$(191,581)
Reclassification adjustments
Upon disposal	—	(26,562)	—	(42,224)
Upon impairment	—	—	25,910	—

	$(761,656)	$26,162	$(333,466)	$(233,805)

Cash flow hedges
Losses arising during the current period	$—	$(3,817)	$(6,355)	$(3,817)
Adjusted against the carrying amount of hedged items	—	3,554	6,638	3,554

	$—	$(263)	$283	$(263)

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Current tax
Current tax expenses recognized for the current period	$2,236,882	$2,115,165	$4,313,463	$4,271,917
Tax on unappropriated earnings	21,627	29,530	21,627	29,530
Income tax adjustments on prior years	(11,964)	(453)	(84,374)	(453)
Others	610	1,886	740	7,524

	2,247,155	2,146,128	4,251,456	4,308,518
Deferred tax
Deferred tax expenses recognized for the current period	(59,889)	(54,366)	(108,925)	(260,908)

Income tax recognised in profit or loss	$2,187,266	$2,091,762	$4,142,531	$4,047,610

b.	Income tax recognized in other comprehensive income

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Deferred tax expense (benefit)
Unrealized gain/loss on available-for-sale financial assets	$484	$(846)	$3,812	$(1,882)

c.	The related information under the Integrated Income Tax System is as follows:

Unappropriated earnings information

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

Imputation credit account

	June 30, 2015	December 31, 2014	June 30, 2014
Balance of Imputation Credit Account (“ICA”)	$11,432,417	$8,269,010	$7,748,948

The creditable ratios for distribution of earnings of 2014 and 2013 were 20.48%, respectively.

Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

d.	Income tax examinations

Chunghwa and the following subsidiaries income tax returns have been examined by the tax authorities through 2012: SENAO, CHIEF, and CHSI. SHE, CEI, CHPT, CHI, CHYP, CHST, Unigate, LED, SFD and HHR’s income tax returns have been examined by the tax authorities through 2013.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Net income used to compute the basic earnings per share
Net income attributable to the parent	$11,133,809	$10,582,138	$21,552,234	$20,816,703
Assumed conversion of all dilutive potential common stock
Employee stock options, bonus and remunerations of subsidiaries	(88)	(224)	(174)	(823)

Net income used to compute the diluted earnings per share	$11,133,721	$10,581,914	$21,552,060	$20,815,880

Weighted Average Number of Common Stock

	(Thousand Shares)
	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee bonus or employee remuneration	18,385	9,950	21,181	12,084

Weighted average number of common stock used to compute the diluted earnings per share	7,775,832	7,767,397	7,778,628	7,769,531

If Chunghwa may settle the employee bonus or employee remuneration in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders or the board of directors approve the number of shares to be distributed to employees in their meeting in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$84.30 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $28,962 thousand and $53,131 thousand for the six months ended June 30, 2015 and 2014, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2014 for 2013 Plan, the exercise price changed from $89.40 to $84.30 per share. The modification did not cause any incremental fair value.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2015 and 2014 were as follows:

	For the Six Months Ended June 30
	2015		2014
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options
Balance on January 1	9,027	$84.30	9,872	$89.40
Options exercised	—	—	—	—
Options forfeited	(592)	—	(602)	—

Balance on June 30	8,435	84.30	9,270	84.30

Options exercisable at end of the period	4,218	84.30	—	—

As of June 30, 2015, information about employee stock options outstanding are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$84.30	8,435	3.85	$84.30	4,218	$84.30

As of June 30, 2014, information about employee stock options outstanding are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$84.30	9,270	4.85	$84.30	—	$—

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

35.	NON-CASH TRANSACTIONS

For the six months ended June 30, 2015 and 2014, the Company entered into the following non-cash investing activities:

	For the Six Months Ended June 30
	2015	2014
Increase in property, plant and equipment	$8,055,051	$11,935,347
Other payables	2,265,340	1,154,574

	$10,320,391	$13,089,921

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Within one year	$2,860,990	$3,050,119	$3,061,611
Longer than one year but within five years	5,761,701	5,807,675	6,467,826
Longer than five years	1,334,333	1,513,894	1,619,127

	$9,957,024	$10,371,688	$11,148,564

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Within one year	$384,347	$410,921	$439,383
Longer than one year but within five years	549,066	524,697	630,478
Longer than five years	406,300	395,675	174,474

	$1,339,713	$1,331,293	$1,244,335

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value guidance requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that their carrying amounts approximate their fair values or the fair values cannot be reliable estimated:

June 30, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,552,612	$—	$6,573,187	$—
Bank debentures	150,000	—	150,000	—

	$6,702,612	$—	$6,723,187	$—

December 31, 2014

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,533,527	$—	$6,564,145	$—
Bank debentures	950,742	—	951,385	—

	$7,484,269	$—	$7,515,530	$—

June 30, 2014

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$8,930,702	$—	$8,973,057	$—
Bank debentures	1,251,868	—	1,254,628	—

	$10,182,570	$—	$10,227,685	$—

The Level 2 fair value are estimated using discounted cash flow model. The model uses market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value

June 30, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$1,216	$—	$1,216

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,554,836	$—	$—	$3,554,836

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$2,218	$—	$2,218

December 31, 2014

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$1,163	$—	$1,163

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,914,212	$—	$—	$3,914,212

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$283	$—	$283

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$21	$—	$21

June 30, 2014

	Level 1	Level 2	Level 3	Total
Hedging derivative financial assets
Derivative financial assets	$—	$24	$—	$24

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$2,802,406	$—	$—	$2,802,406

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$456	$—	$456

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$287	$—	$287

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2015 and 2014.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Categories of Financial Instruments

	June 30, 2015	December 31, 2014	June 30, 2014
Financial assets
Measured at FVTPL
Held for trading	$1,216	$1,163	$—
Hedging derivatives financial assets	—	—	24
Held-to-maturity financial assets	6,702,612	7,484,269	10,182,570
Loans and receivables (Note a)	80,108,746	56,932,753	60,440,631
Available-for-sale financial assets (Note b)	5,941,764	6,280,742	5,214,913
Financial liabilities
Measured at FVTPL
Held for trading	2,218	21	456
Hedging derivatives financial liabilities	—	283	287
Measured at amortized cost (Note c)	72,349,372	39,681,969	70,183,026

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividend payables, partial other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Assets
USD	$6,317,087	$5,308,244	$4,537,837
EUR	18,637	16,579	19,212
SGD	7,786	77,349	16,612
RMB	227,868	112,158	19,660
JPY	181,863	2,783	3,313

(Continued)

	June 30, 2015	December 31, 2014	June 30, 2014
Liabilities
USD	$6,581,257	$5,365,620	$4,202,074
EUR	556,634	766,955	1,244,222
SGD	2,294	1,976	585
JPY	9,854	5,555	7,183

(Concluded)

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting periods are as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Assets
USD	$1,216	$1,163	$—
EUR	—	—	24
Liabilities
USD	329	21	456
EUR	1,889	283	287

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	For the Six Months Ended June 30
	2015	2014
Profit or loss
Monetary assets and liabilities (a)
USD	$(13,209)	$16,788
EUR	(26,900)	(61,251)
SGD	275	801
RMB	11,393	983
JPY	8,600	(194)
Derivatives (b)
USD	17,588	6,122
EUR	(9,281)	—
Equity
Derivatives (c)
EUR	—	(218)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Fair value interest rate risk
Financial assets	$42,097,596	$21,270,570	$24,325,923
Financial liabilities	860,000	564,400	990,000
Cash flow interest rate risk
Financial assets	5,343,645	4,625,384	5,554,651
Financial liabilities	1,800,000	1,900,000	2,143,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the six months ended June 30, 2015 would increase/decrease by $8,859 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the six months ended June 30, 2014 would increase/decrease by $8,529 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $177,742 thousand and $140,120 thousand as a result of the changes in fair value of available-for-sale financial assets for the six months ended June 30, 2015 and 2014, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
June 30, 2015
Non-derivative financial liabilities
Non-interest bearing	—	$34,614,754	$38,027,663	$962,649	$4,654,717	$—	$78,259,783
Floating interest rate instruments	1.18	—	—	2,564	1,652,564	144,872	1,800,000
Fixed interest rate instruments	1.27	800,000	30,000	30,000	—	—	860,000

		$35,414,754	$38,057,663	$995,213	$6,307,281	$144,872	$80,919,783

December 31, 2014
Non-derivative financial liabilities
Non-interest bearing	—	$41,582,178	$—	$1,679,756	$4,757,547	$—	$48,019,481
Floating interest rate instruments	1.22	—	—	—	1,755,128	144,872	1,900,000
Fixed interest rate instruments	1.37	—	500,000	64,400	—	—	564,400

		$41,582,178	$500,000	$1,744,156	$6,512,675	$144,872	$50,483,881

June 30, 2014
Non-derivative financial liabilities
Non-interest bearing	—	$35,311,055	$35,103,221	$—	$4,774,790	$—	$75,189,066
Floating interest rate instruments	1.23	10,000	85,000	300,000	1,748,000	—	2,143,000
Fixed interest rate instruments	1.35	115,000	865,000	10,000	—	—	990,000

		$35,436,055	$36,053,221	$310,000	$6,522,790	$—	$78,322,066

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2015
Gross settled
Forward exchange contracts
Inflow	$353,580	$186,591	$—	$—	$540,171
Outflow	352,693	188,480	—	—	541,173

	$887	$(1,889)	$—	$—	$(1,002)

December 31, 2014
Gross settled
Forward exchange contracts
Inflow	$220,135	$90,226	$—	$—	$310,361
Outflow	218,993	90,509	—	—	309,502

	$1,142	$(283)	$—	$—	$859

June 30, 2014
Gross settled
Forward exchange contracts
Inflow	$122,506	$177,936	$—	$—	$300,442
Outflow	122,962	178,199	—	—	301,161

	$(456)	$(263)	$—	$—	$(719)

2)	Financing facilities

	June 30, 2015	December 31, 2014	June 30, 2014
Unsecured bank loan facility
Amount used	$860,000	$564,400	$1,085,000
Amount unused	43,989,280	35,314,880	29,524,280

	$44,849,280	$35,879,280	$30,609,280

Secured bank loan facility
Amount used	$1,800,000	$1,900,000	$2,048,000
Amount unused	748,000	818,000	600,000

	$2,548,000	$2,718,000	$2,648,000

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been provided because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate

So-net Entertainment Taiwan Co., Ltd.	Associate

Skysoft Co., Ltd.	Associate

KingWaytek Technology Co., Ltd.	Associate

Dian Zuan Integrating Marketing Co., Ltd.	Associate

Viettel-CHT Co., Ltd.	Associate

Taiwan International Ports Logistics Corporation	Associate

Huada Digital Corporation	Joint ventures

Chunghwa Benefit One Co., Ltd.	Joint ventures

International Integrated System, Inc.	Associate

Senao Networks, Inc.	Associate

HopeTech Technologies Limited	Associate

ST-2 Satellite Ventures Pte., Ltd.	Associate

Xiamen Sertec Business Technology Co., Ltd.	Associate

ClickForce Co., Ltd.	Associate

Other related parties

Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Sochamp Technology Co., Ltd.	Investor of significant influence over CHST

E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family

United Daily News Co., Ltd.	Investor of significant influence over SFD

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Associates	$80,837	$84,045	$142,999	$168,154

Joint ventures	$2,061	$1,747	$3,822	$3,243

Others	$19,479	$17,034	$48,243	$32,592

	Purchases
	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Associates	$303,649	$346,048	$582,821	$731,264

Joint ventures	$238	$—	$397	$—

Others	$4,471	$16,581	$53,913	$69,638

2)	Non-operating transactions

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Associates	$8,996	$16,974	$18,476	$16,974

3)	Receivables

	June 30, 2015	December 31, 2014	June 30, 2014
Associates	$13,606	$61,964	$55,905
Joint ventures	177	80	574
Others	7,855	18,964	13,201

	$21,638	$81,008	$69,680

4)	Payables

	June 30, 2015	December 31, 2014	June 30, 2014
Associates	$417,881	$402,372	$586,692
Joint ventures	9,486	12	36,263
Others	4,475	5,581	16,781

	$431,842	$407,965	$639,736

5)	Customers’ deposits

	June 30, 2015	December 31, 2014	June 30, 2014
Associates	$6,609	$9,419	$6,048
Others	—	247	—

	$6,609	$9,666	$6,048

6)	Acquisition of property, plant and equipment

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Associates	$158,723	$279,964	$158,723	$450,750
Joint ventures	8,572	—	8,572	—

	$167,295	$279,964	$167,295	$450,750

The above amount is mainly attributable to telecommunications equipment bought from TISE and HDD.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended June 30, 2015 was $100,639 thousand, which consisted of an offsetting credit of the prepayment of $51,099 thousand and an additional accrual of $49,540 thousand. The total rental expense for the six months ended June 30, 2015 was $199,540 thousand, which consisted of an offsetting credit of the prepayment of $102,199 thousand and an additional accrual of $97,341 thousand. The prepayment was $2,265,414 thousand (classified as prepaid rents-current $204,399 thousand, and prepaid rents—noncurrent $2,061,015 thousand) as of June 30, 2015.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months and six months ended June 30, 2015 and 2014 were as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
Short-term benefits	$42,735	$52,237	$113,899	$125,989
Post-employment benefits	2,327	2,158	4,468	4,258
Share-based payment	1,332	2,444	2,664	4,888

	$46,394	$56,839	$121,031	$135,135

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term loans and contract deposits and the custom duties of the imported materials.

	June 30, 2015	December 31, 2014	June 30, 2014
Property, plant and equipment, net	$3,065,223	$3,079,179	$3,093,786
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets—others)	1,041	1,041	1,041

	$5,064,997	$5,078,953	$5,093,560

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $1,717,678 thousand.

b.	Acquisitions of telecommunications equipment of $19,740,608 thousand.

c.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

42.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and each subsidiary. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	June 30, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets
Monetary items
Cash
USD	$6,240	30.86	$192,568
EUR	443	34.46	15,276
SGD	272	22.96	6,255
RMB	45,821	4.97	227,868
JPY	713,562	0.252	179,818

(Continued)

	June 30, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Accounts receivable
USD	$198,461	30.86	$6,124,519
EUR	98	34.46	3,361
SGD	67	22.96	1,531
JPY	8,115	0.252	2,045
Non-monetary items
Investments accounted for using equity method
USD	1,032	30.86	32,058
SGD	25,502	22.96	585,525
Financial liabilities
Monetary items
Accounts payable
USD	213,262	30.86	6,581,257
EUR	16,153	34.46	556,634
SGD	100	22.96	2,294
JPY	39,102	0.252	9,854

(Concluded)

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets
Monetary items
Cash
USD	$5,076	31.65	$160,666
EUR	344	38.47	13,221
SGD	3,175	23.94	76,019
RMB	22,035	5.09	112,158
JPY	1,571	0.265	416
Accounts receivable
USD	162,641	31.65	5,147,578
EUR	87	38.47	3,358
SGD	56	23.94	1,330
JPY	8,933	0.265	2,367
Non-monetary items
Investments accounted for using equity method
USD	986	31.65	31,211
SGD	23,324	23.94	558,379

(Continued)

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial liabilities
Monetary items
Accounts payable
USD	$169,530	31.65	$5,365,620
EUR	19,936	38.47	766,955
SGD	83	23.94	1,976
JPY	20,963	0.265	5,555

(Concluded)

	June 30, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets
Monetary items
Cash
USD	$9,167	29.87	$273,764
EUR	394	40.78	16,081
SGD	646	23.93	15,455
RMB	4,087	4.81	19,660
JPY	7,342	0.295	2,166
Accounts receivable
USD	142,778	29.87	4,264,073
EUR	77	40.78	3,131
SGD	48	23.93	1,157
JPY	3,887	0.295	1,147
Non-monetary items
Investments accounted for using equity method
USD	929	29.87	27,749
SGD	24,198	23.93	579,064
Financial liabilities
Monetary items
Accounts payable
USD	140,702	29.87	4,202,074
EUR	30,511	40.78	1,244,222
SGD	24	23.93	585
JPY	24,348	0.295	7,183

The unrealized foreign currency exchange gains and losses were loss of $78,057 thousand and gain of $20,106 thousand for the three months ended June 30, 2015 and 2014, respectively. The unrealized foreign currency exchange gains were $36,316 thousand and $46,988 thousand for the six months ended June 30, 2015 and 2014, respectively. Due to the various foreign currency transaction and the functional currency of each individual entity of the Company, foreign currency exchange gains and losses on each significant foreign currency is not disclosed.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 5.

j.	Financial transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-Telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended June 30, 2015
Revenues
From external customers	$17,761,244	$28,511,931	$6,323,423	$3,669,165	$654,830	$56,920,593
Intersegment revenues	5,381,749	793,160	1,200,834	514,832	790,500	8,681,075

Segment revenues	$23,142,993	$29,305,091	$7,524,257	$4,183,997	$1,445,330	65,601,668

Intersegment elimination						(8,681,075)

Consolidated revenues						$56,920,593

Segment income (loss) before income tax	$5,887,720	$5,173,750	$2,404,198	$297,373	$(213,163)	$13,549,878

For the six months ended June 30, 2015
Revenues
From external customers	$35,296,963	$56,510,079	$12,541,466	$7,728,675	$1,316,217	$113,393,400
Intersegment revenues	10,967,140	1,769,643	2,309,002	991,921	1,539,602	17,577,308

Segment revenues	$46,264,103	$58,279,722	$14,850,468	$8,720,596	$2,855,819	130,970,708

Intersegment elimination						(17,577,308)

Consolidated revenues						$113,393,400

Segment income (loss) before income tax	$12,127,815	$9,363,387	$4,703,518	$377,580	$(499,364)	$26,072,936

For the three months ended June 30, 2014
Revenues
From external customers	$17,233,714	$27,779,522	$6,295,404	$3,929,697	$545,898	$55,784,235
Intersegment revenues	5,032,807	1,239,059	1,364,125	550,703	794,138	8,980,832

Segment revenues	$22,266,521	$29,018,581	$7,659,529	$4,480,400	$1,340,036	64,765,067

Intersegment elimination						(8,980,832)

Consolidated revenues						$55,784,235

Segment income (loss) before income tax	$4,964,296	$5,632,115	$2,502,879	$140,816	$(452,874)	$12,787,232

For the six months ended June 30, 2014
Revenues
From external customers	$34,384,448	$55,287,580	$12,429,451	$7,727,894	$1,004,774	$110,834,147
Intersegment revenues	10,065,512	2,733,810	2,560,939	1,037,470	967,512	17,365,243

Segment revenues	$44,449,960	$58,021,390	$14,990,390	$8,765,364	$1,972,286	128,199,390

Intersegment elimination						(17,365,243)

Consolidated revenues						$110,834,147

Segment income (loss) before income tax	$10,207,084	$11,107,749	$4,777,972	$154,452	$(1,119,407)	$25,127,850

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	212,802	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	9,461	94,608	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,625	26,250	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
	CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
	Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	3,466,631	5	3,466,631	Note 2

	Bond
	Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	150,083	—	150,070	Note 3
	Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	100,051	—	100,046	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	100,927	—	101,216	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	201,892	—	202,432	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	202,573	—	203,121	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	203,283	—	203,533	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	100,440	—	100,813	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	150,778	—	151,219	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
	FRFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	$100,012	—	$100,068	Note 3
	FRFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,004	—	50,034	Note 3
	Taiwan Power Company 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,014	—	100,033	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,996	—	100,111	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	49,998	—	50,055	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	150,013	—	150,166	Note 3
	NAN YA Company 2nd Unsecured Corporate Bond Issue in 2010	—	Held-to-maturity financial assets	—	25,012	—	25,034	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	149,997	—	150,043	Note 3
	Fubon Financial Holding Co., Ltd. 3rd Unsecured Corporate Bond Issue in 2010	—	Held-to-maturity financial assets	—	1,001,404	—	1,001,336	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,085	—	100,327	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,496	—	300,980	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,930	—	149,999	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,921	—	301,914	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,244	—	100,638	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,605	—	302,794	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	100,188	—	100,931	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	74,969	—	75,345	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,942	—	200,672	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,911	—	200,794	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,963	—	100,491	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,986	—	40,196	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$99,961	—	$100,655	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,936	—	201,119	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,968	—	100,560	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,117	—	201,119	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,917	—	201,046	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,909	—	201,141	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	302,360	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,023	—	150,332	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,032	—	100,222	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,032	—	100,222	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 3
Senao International Co., Ltd	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	—	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	—	—
	21 Vianet Group, Inc.	—	Available-for-sale financial assets	—	—	—	—	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	875	8,750	3	—	—
	Uni Display Inc.	—	Financial assets carried at cost - noncurrent	500	498	—	—	—
	A2 peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	18,175	—	—	—
	Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	441	—	8	—	—
	PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	254	41,631	2	41,631	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,280	46,574	3	46,574	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost - noncurrent	—	26,707	5	—	—

(Continued)

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Market value was based on the closing price of June 30, 2015.
Note 3:	Market value of was based on the average trading price on June 30, 2015.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	Held-to-maturity financial assets	—	—	—	$300,000 (Note 2)	—	$—	—	$—	$300,000 (Note 2)	$—	—	$—
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	—	600,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 3rd Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	1,000,000 (Note 2)	—	—	—	—	—	1,000,000 (Note 2)

Note 1:	Showing at their original investing amounts without adjustments for fair values.
Note 2:	Showing at their nominal amounts.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sale (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$377,588	—	30 days	—	—	$23,960	—
			Purchase	5,523,655	9	30-90 days	—	—	(1,363,409)	(9)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	307,331	1	30 days	—	—	(172,925)	(1)
	CHIEF Telecom Inc.	Subsidiary	Sales	116,778	—	60 days	—	—	24,215	—
			Purchase	165,889	—	30 days	—	—	(42,352)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	169,511	—	90 days	—	—	(61,251)	—
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,545,990	3	30-60 days	—	—	(631,422)	(4)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	199,540	—	30 days	—	—	(48,748)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	208,196	—	30-90 days	—	—	(228,489)	(1)
	So-net Entertainment Taiwan Ltd	Associate	Sales	101,023	—	60 days	—	—	49	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,526,813	30	30-90 days	—	—	1,374,387	67
			Purchase	217,917	1	30 days	—	—	(18,085)	(1)
	HopeTech Technologies Limited	Associate	Purchase	103,641	1	30 days	—	—	(17,566)	(1)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	370,757	75	30 days	—	—	172,925	70
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	165,889	20	30 days	—	—	42,352	28
			Purchase	116,778	20	60 days	—	—	(24,215)	(24)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	169,511	52	90 days	—	—	61,251	74
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,545,990	100	30-60 days	—	—	631,422	100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$321,852 (Note 2)	13.53	$—	—	$256,806	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,853,971 (Note 2)	7.99	—	—	300,495	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	172,925 (Note 2)	2.38	—	—	20,269	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	631,422 (Note 2)	5.62	—	—	216,053	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,613,883	$381,274	$103,052	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,846,533	2,686	2,722	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,519,239	(13,076)	(13,076)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	808,365	42,870	42,870	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	695,935	(6,856)	12,741	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	651,942	129,329	90,335	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	662,274	59,134	52,629	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	265,950	(6,669)	(6,668)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other services	180,000	180,000	18,000	100	289,130	88,832	88,832	Subsidiary (Note 5)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	176,904	10,477	10,411	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	148,275	—	100	135,233	3,268	3,268	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	137,077	3,988	5,116	Subsidiary (Note 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	$62,209	$62,209	10,277	56	$104,851	$(33,696)	$(18,673)	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	58,818	(3,002)	(1,951)	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	32,536	3,365	3,365	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	3,503	(10,650)	(5,890)	Subsidiary (Note 5)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 5)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	283,554	(11,055)	(1,792)	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	288,223	72,382	21,725	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	215,182	833,689	339,933	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	134,003	53,031	16,684	Associate
	So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	96,526	(9,996)	(2,999)	Associate
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	71,770	3,405	26	71,656	(51,766)	(13,411)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	76,340	(9,202)	(2,641)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	37,545	(41,091)	(7,396)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	13	17,346	(22,087)	(2,944)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	212,104	(12,098)	(6,721)	Joint venture
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	25,924	(23,833)	(11,917)	Joint venture

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	$202,758	$202,758	16,579	34	$718,510	$383,854	$130,088	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	724,488	(195,298)	(194,799)	Subsidiary (Note 5)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	19,116	(41,091)	(3,295)	Associate
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,360	(68)	(68)	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	29,346	3,883	3,883	Subsidiary (Note 5)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,620	(77)	(77)	Subsidiary (Note 5)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	10,202	159	159	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	585,525	37,397	37,397	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	203,443	212,226	12,791	46	393,736	156,450	71,467	Subsidiary (Note 5)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	13,872	(1,360)	(1,360)	Subsidiary (Note 5)
	Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	31,009	129,329	4,721	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,912	381,274	633	Associate (Note 5)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,636	12,636	400	100	14,540	819	819	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	1	100	1,675	65	65	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,970	2,970	100	100	2,765	673	673	Subsidiary (Note 5)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	258,577	(6,047)	(6,047)	Subsidiary (Note 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	$10,000	$10,000	—	20	$7,370	$(3,116)	$(624)	Associate
Senao International (Samoa)	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	690,835	(196,295)	(196,295)	Subsidiary (Note 5)
Holding Ltd.	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177	21,177	5,240	45	33,285	2,246	1,011	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	3,570	(1,362)	(1,362)	Subsidiary (Note 5)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	44,607	39,000	1,078	49	41,938	(1,996)	(2,696)	Associate

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of June 30, 2015.
Note 4:	Investment in mainland China is included in Table 6.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2015	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2015	Accumulated Inward Remittance of Earnings as of June 30, 2015	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(77)	100	$(77)	$19,620	$—	Note 7
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(2,779)	49	(2,011)	—	—	Note 4
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	1,073,170	2	1,073,170	—	—	1,073,170	(143,909)	100	(143,909)	253,768	—	Note 7
Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	955,838	2	955,838	—	—	955,838	(53,329)	100	(53,329)	267,832	—	Note 7
Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and maintenance of communication products	87,540	2	87,540	—	—	87,540	(249)	100	(249)	74,671	—	Note 7
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	1,192	100	1,192	91,228	—	Note 7
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(2,385)	100	(2,385)	77,856	—	Note 7
Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(2,524)	75	(1,891)	131,830	—	Note 7
Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(3,467)	51	(1,771)	22,184	—	Note 7
Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	2,970	2	2,970	—	—	2,970	673	100	673	2,767	—	Note 7

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2015	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$387,419
Xiamen Sertec Business Technology Co., Ltd. (Notes 4 and 5)	25,414	79,882	779,071
Senao and its subsidiaries (Note 6)	2,380,284	2,380,284	—
Chunghwa Telecom (China) Co., Ltd. (Note 6)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 6)	142,057	142,057	—
Hua-Xiong Information Technology Co., Ltd. (Note 6)	28,855	44,653	—
Shanghai Taihua Electronic Technology Limited (Note 5)	2,970	2,970	779,071

Note 1:	Investments were through a holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	Xiamen Sertec Business Technology Co., Ltd was liquidated in May 2015. Chunghwa Investment Holding Co., Ltd. received the proceeds from disposal in July 3, 2015.
Note 5:	Xiamen Sertec Business Technology Co., Ltd and Shanghai Taihua Electronic Technology Limited were calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 6:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and Senao are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 7:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2015	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$23,960	—	—
					Accrued custodial receipts	297,892	—	—
					Accounts payable	1,363,409	—	—
					Amounts collected for others	490,794	—	—
					Revenues	377,588	—	—
					Operating costs and expenses	5,523,655	—	5
			CHIEF Telecom Inc.	a	Accounts receivable	24,215	—	—
					Accounts payable	42,352	—	—
					Revenues	116,778	—	—
					Operating costs and expenses	165,889	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts payable	10,761	—	—
					Amounts collected for others	31,398	—	—
					Revenues	13,869	—	—
					Operating costs and expenses	23,569	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	37,005	—	—
					Accounts payable	172,925	—	—
					Operating costs and expenses	307,331	—	—
					Property, plant, and equipment	33,783	—	—
					Intangible assets	27,613	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	10,109	—	—
					Accounts payable	61,251	—	—
					Revenues	27,965	—	—
					Operating costs and expenses	169,511	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	63,843	—	—
					Accounts payable	60,161	—	—
					Revenues	71,382	—	—
					Operating costs and expenses	96,548	—	—
			Spring House Entertainment Inc.	a	Operating costs and expenses	13,146	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Revenues	17,024	—	—
					Operating costs and expenses	30,870	—	—
			Light Era Development Co., Ltd.	a	Operating costs and expenses	18,715	—	—
					Work in process	29,778	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	26,594	—	—
					Accounts payable	59,815	—	—
					Revenues	64,718	—	—
					Operating costs and expenses	39,797	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	35,519	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Honghwa International Co., Ltd.	a	Accounts payable	$631,422	—	—
					Revenues	11,768	—	—
					Operating costs and expenses	1,545,990	—	—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	45,876	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2015, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2015.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)